October 15, 2020

MediaAlpha, Inc.

Registration Statement on Form S-1 (File No. 333-249326)

CIK No. 0001818383

Dear Mr. Gessert and Ms. Miller:

MediaAlpha, Inc. (the “Company”) is submitting this letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, to provide supplemental information in connection with the Company’s response letter, dated October 5, 2020, to comment 1 (“Comment 1”) of the Staff contained in your letter dated September 30, 2020 (the “Comment Letter”).

Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

1. The Company was formed for the purpose of its initial public offering, has engaged to date only in activities in contemplation of such offering and has no operations and only nominal assets and liabilities.

2. Set forth in Exhibit A of this letter is certain summary financial information of Guilford Holdings, Inc. (“Intermediate Holdco”) as of and for the six months ended June 30, 2020. As further described in Exhibit A, the summary balance sheet information gives pro forma effect to the disposition (the “Disposition”) by Intermediate Holdco of all of its assets, investments and liabilities, other than (i) its interest in QL Holdings LLC (“QL Holdings”) and (ii) certain tax attributes, as if the Disposition occurred on June 30, 2020. As further described in Exhibit A, the summary statement of operations information gives pro forma effect to the Disposition as if the Disposition occurred on June 30, 2020.

At the completion of the offering, Intermediate Holdco’s only assets will be: (a) 100% of the Class A-1 units of QL Holdings, (b) approximately $6.3 million of estimated deferred tax assets, (c) up to $0.5 million of state tax receivables and (d) an indemnity from White Mountains with respect to any pre-offering liabilities of Intermediate Holdco. At the completion of the offering, Intermediate Holdco’s only liability will be an approximately $2.4 million reserve for uncertain tax position.

3. The Company will account for the offering reorganization as a business combination under ASC Topic 805 because Intermediate Holdco will obtain control of QL Holdings, which is a business, and the offering reorganization has substance.

Prior to the offering reorganization, Intermediate Holdco owned a non-controlling interest in QL Holdings, which was accounted for under the fair value option for equity method investments. In the offering reorganization, the existing Class A and Class B units of QL Holdings will be recapitalized into two new classes of units, Class A-1 managing member units (representing 100% control of QL Holdings) and Class B-1 non-voting units (representing economic interests only). The offering reorganization will result in a reconsideration event under ASC 810, and QL Holdings will be a VIE, which Intermediate Holdco will control through the managing member units. As Intermediate Holdco was determined to be the primary beneficiary of QL Holdings, Intermediate Holdco will be the acquirer, as discussed in the Company’s prior response #7 to the Staff’s comment letter dated September 4, 2020.

In determining the proper method of accounting for the transaction, the Company considered the guidance in paragraph 6 of FASB Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations, which states, “if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts.”

In the case of a typical Up-C structure, application of this guidance results in an exchange that lacks substance because it is an exchange of interests in a partnership for interests in a “NewCo” with no pre-combination activities.

In the Company’s situation, with the inclusion of Intermediate Holdco as a wholly owned subsidiary of the Company, application of this guidance to the offering reorganization required analysis. The Company determined that the offering reorganization had substance because (1) Intermediate Holdco has historical assets and liabilities, some of which will remain with it post-reorganization; and (2) the rights of Legacy Profits Interest Holders as equityholders will change in the reorganization.

●

As described in the summary financial information in Exhibit A, Intermediate Holdco has historical assets and liabilities, including its investment in QL Holdings. Although the vast majority of these assets and liabilities will be transferred to White Mountains prior to the offering, at the time of completion of the offering, Intermediate Holdco will hold certain tax attributes in addition to its interest in QL Holdings (see item 2 above).

●

Additionally, in the offering reorganization, the Legacy Profits Interest Holders are exchanging units in QL Holdings that do not contain voting rights for shares of Class A common stock of the Company that contain voting rights.

Accordingly, the Company determined that the offering reorganization has substance and, therefore, is a business combination.

4. To facilitate the Staff’s review of the foregoing supplemental information, the Company is supplementally providing the pro forma information attached as Exhibit B (which will be included in the Registration Statement). The pro forma information assumes a preliminary price range of $17 to $21 per share in the offering.

*     *     *

2

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Daniel Haaren at 212-474-1322.

Sincerely, /s/ C. Daniel Haaren
C. Daniel Haaren

David Gessert

Michelle Miller

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Steve Yi, Chief Executive Officer

Tigran Sinanyan, Chief Financial Officer

Lance Martinez, General Counsel

MediaAlpha, Inc.

700 South Flower Street, Suite 640

Los Angeles, California 90017

VIA E-MAIL

3

Exhibit A:

Preliminary Summary Financial Information of Intermediate Holdco

Intermediate HoldCo Consolidated Balance Sheet - Unaudited

As of June 30, 2020

(thousands)

	Intermediate Holdco (historical)	Disposition transaction (a)	Intermediate Holdco post- disposition
Assets
Current assets
Cash and cash equivalents	$35,836	$(35,836)	$—
Current taxes receivable	1,748	(1,009)	739	(b)

Total current assets	37,584	(36,845)	739

Fixed maturity investments	350,552	(350,552)	—
Common equity security investments	419,574	(419,574)	—
Other long-term investments	428,754	(428,754)	—
Investment in QL Holdings, LLC	225,000	(225,000)	—
Short-term investments	36,368	(36,368)	—

Total investments	1,460,248	(1,460,248)	—

Investment in QL Holdings, LLC	—	225,000	225,000
Property and equipment, net	12,347	(12,347)
Intangible assets, net	17,959	(17,959)	—
Goodwill	13,308	(13,308)	—
Accrued investment income	9,242	(9,242)	—
Other assets	33,339	(33,339)	—
Assets held for sale	3,030	(3,030)	—

Total Assets	$1,587,057	$(1,361,318)	$225,739

Liabilities
Current liabilities
Current taxes payable	$206	$2,972	$3,178	(c)

Total current liabilities	206	2,972	3,178
Debt	81,385	(81,385)	—
Deferred tax liability	35,692	(6,146)	29,546	(d)
Liability for uncertain tax position	2,372	—	2,372	(e)
Accrued incentive compensation	19,568	(19,568)	—
Intercompany payables	187,484	(187,484)	—
Other liabilities	8,409	(8,409)	—

Total liabilities	335,116	(300,020)	35,096

Equity
Additional paid in capital	1,179,903	(1,112,097)	67,806
Retained earnings	68,734	54,103	122,837
Non-controlling interests	3,304	(3,304)	—

Total equity	1,251,941	(1,061,298)	190,643

Total Liabilities and Equity	$1,587,057	$(1,361,318)	$225,739

(a)

Represents disposition of historical assets and liabilities of Intermediate Holdco (or its consolidated subsidiaries) to White Mountains. Primarily consists of assets and liabilities related to passive investment assets, asset/investment management companies, a management company and a manufacturing company.

(b)

A portion of this amount is expected to be collected and transferred to White Mountains prior to the closing of the offering. Up to $0.5 million of current tax receivables may remain in Intermediate Holdco at the time of the offering.

(c)	Expected to be settled prior to the closing of the offering. All pre-closing liabilities of Intermediate Holdco are subject to the indemnity by White Mountains in favor of the Company.
(d)

Represents deferred tax liabilities, net of deferred tax assets, which will be eliminated in the offering reorganization, resulting in remaining deferred tax assets estimated to be $6.3 million at the time of completion of the offering.

(e)	Represents reserve for uncertain tax position. All pre-closing liabilities of Intermediate Holdco are subject to indemnity by White Mountains in favor of the Company.

Intermediate HoldCo Consolidated Income Statement - Unaudited

For the six-months ended June 30, 2020

(thousands)

	Intermediate Holdco	Disposition	Intermediate Holdco post-
	(historical)	transaction (f)	disposition
Operating Revenues
Other revenues	$5,599	$(5,599)	$—

Total revenue	5,599	(5,599)	—
Cost and operating expenses
Cost of sales	1,368	(1,368)	—
Amortization of other intangible assets	562	(562)	—
General and administrative expenses	29,191	(29,090)	101

Total cost and operating expenses	31,121	(31,020)	101

(Loss) Income from operations	(25,522)	25,421	(101)
Interest expense	10,710	(10,710)	—
Net investment income	28,591	(23,622)	4,969	(g)
Net realized and unrealized investment gains and losses	8,116	36,884	45,000	(h)

Pretax income	475	49,393	49,868
Income tax expense	(227)	(10,487)	(10,714)

Net income	248	38,906	39,154
Net loss attributable to non-controlling interests	54	(54)	—

Net income attributable to Guilford Holdings’s common shareholder	$302	$38,852	$39,154

(f)

Represents removal of historical revenues and expenses of Intermediate Holdo (or its consolidated subsidiaries) related to White Mountains. Primarily consists of revenues and expenses related to passive investment assets, asset/investment management companies, a management company and a manufacturing company.

(g)	Represents distributions from Intermediate Holdco’s investment in QL Holdings from December 31, 2019 to June 30, 2020.
(h)	Represents increase in the fair value of Intermediate Holdco’s investment in QL Holdings from December 31, 2019 to June 30, 2020.

Exhibit B:

Unaudited Pro Forma Consolidated Financial Information of the Company

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated balance sheet as of June 30, 2020 presents the consolidated financial position of the Company after giving pro forma effect to the entrance into the 2020 Term Loan Facility and the repayment of the 2019 Credit Facilities (“Debt Financing”), the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from the Debt Financing and this offering as described under “Prospectus summary – Senior secured credit facilities,” “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions occurred as of the balance sheet date.

The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 present the consolidated results of operations of the Company after giving pro forma effect to the Debt Financing and the offering reorganization and as further adjusted for this offering as described under “Prospectus summary – Senior secured credit facilities,” “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions had occurred on January 1, 2019.

The pro forma adjustments are based on available information and assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering, on the historical consolidated financial information of QL Holdings LLC and subsidiaries. See Note 2 of the notes to the unaudited pro forma consolidated financial information for further discussion of the impact of the offering reorganization, reflecting Intermediate Holdco as the accounting acquirer of QL Holdings LLC and its subsidiaries on a pro forma basis. The historical financial information of the Company is not included in the unaudited pro forma consolidated financial information because the Company was incorporated on July 9, 2020, was formed for the purposes of this offering and has, to date, engaged only in activities in contemplation of this offering.

Following this offering, QL Holdings LLC will be the predecessor of the Company for financial reporting purposes. The unaudited pro forma consolidated financial information reflects the manner in which the Company will account for the offering reorganization. Specifically, it is expected that the offering reorganization described under “The reorganization of our corporate structure” will be accounted for as a business combination using the acquisition method of accounting. The pro forma adjustments presented herein are based upon available information and methodologies that are (i) directly attributable to the offering reorganization and this offering, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the operating results of the consolidated company. The allocation of the purchase price is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, available information as of the date of this prospectus, and management assumptions, and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon the offering reorganization will depend on a number of factors, including additional information available and the actual balance of our net assets on the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had the offering reorganization and this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated financial information is subject to completion due to the fact that certain information related to the offering reorganization and this offering is not currently determinable.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

As described in greater detail under “The reorganization of our corporate structure—Tax receivables agreement,” we will enter into the tax receivables agreement with Insignia, the Senior Executives, and White Mountains, pursuant to which we will pay Insignia and the Senior Executives 85% of the cash savings, if any, in U.S. federal, state, and local income tax that we realize (or are deemed to realize) as a result of (i) any increases in tax basis following our purchase (through Intermediate Holdco) of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unit Holders) in connection with this offering, (ii) the Pre-Offering Leveraged Distribution and actual or deemed other distributions by QL Holdings LLC to its members that result in tax basis adjustments to the assets of QL Holdings LLC, and (iii) certain other tax benefits attributable to payments under the tax receivables agreement itself. No future exchanges or other tax benefits have been assumed in the unaudited pro forma consolidated financial information. The tax receivables agreement will also require us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement.

You should read the following unaudited pro forma consolidated balance sheet and statements of operations together with the sections of this prospectus titled “Use of proceeds,” “Capitalization,” and “Management’s discussion and analysis of financial condition and results of operations,” and the audited annual consolidated financial statements, unaudited interim condensed consolidated financial statements and notes thereto included elsewhere in this prospectus.

MediaAlpha, Inc.

Unaudited pro forma consolidated balance sheet as of June 30, 2020 (in thousands)

	QL Holdings LLC historical (A)	Debt financing adjustments	Note 1	Offering reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering
Assets
Current Assets:
Cash and cash equivalents	$26,429	$(9,002)	a	$244	e	$17,671	$(7,896)	a, b, c, d	$9,775
Accounts receivable, net of allowance for doubtful accounts	56,767	—		—		56,767	—		56,767
Prepaid expenses and other current assets	1,709	75	b	(75)	a.i	1,709	—		1,709

Total current assets	84,905	(8,927)		169		76,147	(7,896)		68,251
Property and equipment, net	710	—		—		710	—		710
Intangible assets, net	17,149	—		459,451	a.i	476,600	—		476,600
Goodwill	18,402	—		966,678	a.i	985,080	—		985,080
Other assets	14,625	102	c	637	a.i, b	15,364	—		15,364

Total assets	$135,791	$(8,825)		$1,426,935		$1,553,901	$(7,896)		$1,546,005

Liabilities, Redeemable Class A units and Members’/Stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$65,622	$—		$—		$65,622	$—		$65,622
Accrued expenses	4,027	—		—		4,027	1,433	e	5,460
Other current liabilities	—	—		2,921	a.i, b	2,921	—		2,921
Current portion of long-term debt	585	8,304	d	1,611	a.i	10,500	—		10,500
Current portion of deferred rent	49	—		(49)	a.i	—	—		—

Total current liabilities	70,283	8,304		4,483		83,070	1,433		84,503
Long-term debt, net of current portion	96,367	100,124	d	3,009	a.i	199,500	(30,000)	c	169,500
Deferred rent, net of current portion	337	—		(337)	a.i	—	—		—
Other long-term liabilities	146	—		27,969	a.i, b	28,115	—		28,115
Deferred tax liability	—	—		34,563	a.ii, b	34,563	—		34,563

Total liabilities	167,133	108,428		69,687		345,248	(28,567)		316,681
Redeemable Class A units	181,066	—		(181,066)	a.iii	—	—		—
Members’/stockholder’s equity (deficit)
Class A units	73,003	—		(73,003)	a.iii	—	—		—
Class B units	8,491	—		(8,491)	a.iii	—	—		—
Class A common stock	—	—		260	c, d	260	83	a	343
Class B common stock	—	—		244	E	244	—		244
Additional paid-in capital	—	—		595,762	c, d	595,762	162,065	a, d	757,827
Accumulated deficit	(293,902)	(117,253)	e	371,975	a.iii, a.iv, b	(39,180)	(1,433)	e	(40,613)

Total Members’/stockholder’s equity (deficit) – MediaAlpha, Inc.	(212,408)	(117,253)		886,747		557,086	160,715		717,801
Non-controlling interest	—	—		651,567	a.iv, c, d	651,567	(140,044)	b	511,523

Total members’/stockholder’s equity (deficit)	(212,408)	(117,253)		1,538,314		1,208,653	20,671		1,229,324
Total liabilities, redeemable Class A units and members’/ stockholders’ equity	$135,791	$(8,825)		$1,426,935		$1,553,901	$(7,896)		$1,546,005

See accompanying notes to unaudited pro forma consolidated financial information.

MediaAlpha, Inc.

Unaudited pro forma consolidated statement of operations for the six months ended June 30, 2020

(in thousands, except per share data)

	QL Holdings LLC historical (A)	Debt financing adjustments	Note 1	Offering reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offerings
Revenues	$243,061	$—		$—		$243,061	$—			$243,061
Costs and operating expenses:
Cost of revenue	204,862	—		19,687	a, b	224,549	—			224,549
Sales and marketing	5,950	—		23,303	a, b	29,253	—			29,253
Product development	3,716	—		5,222	a, b	8,938	—			8,938
General and administrative	6,302	—		14,370	b	20,672	—			20,672

Total costs and operating expenses	220,830	—		62,582		283,412	—			283,412

Income (loss) from operations	22,231	—		(62,582)		(40,351)	—			(40,351)
Interest expense (income), net	3,250	1,798	a	—		5,048	(1,418)	a		3,630

Pretax Income (Loss)	18,981	(1,798)		(62,582)		(45,399)	1,418			(43,981)

Income tax expense (benefit)	—	—		(6,251)	c	(6,251)	196	a		(6,055)

Net income (loss)	$18,981	$(1,798)		(56,331)		(39,148)	1,222			(37,926)

Less: net income attributable to non-controlling interests				(18,893)	d	(18,893)	590	b		(18,303)

Net income (loss) attributable to stockholders of MediaAlpha, Inc.				$(37,438)		$(20,255)	$632			$(19,623)

Pro forma weighted average common shares outstanding-basic (Note 3c)										36,914,220
Pro forma weighted average common shares outstanding- diluted (Note 3c)
Pro forma net income (loss) per share-basic (Note 3c)										$(0.53)
Pro forma net income (loss) per share-diluted (Note 3c)									$

See accompanying notes to unaudited pro forma consolidated financial information.

MediaAlpha, Inc.

Unaudited pro forma consolidated statement of operations for the year ended December 31, 2019

(in thousands, except per share data)

	QL Holdings LLC historical (as restated) (A)	Debt financing adjustments	Note 1	Offering reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering
Revenue	$408,005	$—		$—		$408,005	$—			$408,005
Costs and operating expenses:
Cost of revenue	342,909	—		40,606	a, b	383,515	—			383,515
Sales and marketing	13,822	—		46,155	a, b	59,977	—			59,977
Product development	7,042	—		9,040	a, b	16,082	—			16,082
General and administrative	19,391	—		28,849	b	48,240	—			48,240

Total costs and operating expenses	383,164	—		124,650		507,814	—			507,814

Income (loss) from operations	24,841	—		(124,650)		(99,809)	—			(99,809)
Interest expense (income), net	7,021	3,497	a	—		10,518	(2,843)	a		7,675

Pretax Income (Loss)	17,820	(3,497)		(124,650)		(110,327)	2,843			(107,484)
Income tax expense (benefit)	—	—		(15,573)	c	(15,573)	402	a		(15,171)

Net Income (Loss)	17,820	(3,497)		(109,077)		(94,754)	2,441			(92,313)
Less: net income (loss) attributable to non-controlling interests				(45,912)	d	(45,912)	1,183	b		(44,729)
Net income (loss) attributable to stockholders of MediaAlpha, Inc.				$(63,165)		$(48,842)	$1,258			$(47,584)

Pro forma weighted average common shares outstanding-basic (Note 3c)										34,891,931
Pro forma weighted average common shares outstanding- diluted (Note 3c)
Pro forma net income (loss) per share-basic (Note 3c)										$(1.36)
Pro forma net income (loss) per share- diluted (Note 3c)									$

See accompanying notes to unaudited pro forma consolidated financial information.

MediaAlpha, Inc.

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet—As of June 30, 2020

A.

Represents the historical consolidated financial information of QL Holdings LLC and its subsidiaries, the predecessor for financial reporting purposes, as derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

1.	Debt financing adjustments

In September 2020, QuoteLab, LLC entered into the 2020 Credit Agreement and used the funds from the 2020 Term Loan Facility to repay the 2019 Credit Facilities and to fund a distribution to existing equity holders of QL Holdings LLC. The pro forma adjustments related to the Debt Financing are as follows:

a.

Represents proceeds from the 2020 Term Loan Facility of $205.7 million, net of certain fees, legal expenses and administrative charges of $4.3 million, obtained under the 2020 Credit Agreement executed with a syndicate of banks, financial institutions and other entities including JP Morgan Chase Bank, N.A. and Royal Bank of Canada. This is further adjusted to reflect the use of the net proceeds from this borrowing of $99.8 million to repay all amounts outstanding under the 2019 Credit Facilities and $105.8 million to fund a distribution to existing equity holders of QL Holdings LLC upon draw. The Company has used a further $9.0 million of cash on hand to fund the distribution and the payment of certain deferred finance costs.

b.

Represents a $0.1 million annual administrative fee paid by QL Holdings LLC to JP Morgan Chase Bank, N.A. in connection with the 2020 Credit Facilities. QL Holdings LLC has accounted for the administrative fee as a prepaid expense and will amortize the balance on the straight-line method over 12 months.

c.

Represents $0.1 million of deferred finance costs allocated to the 2020 Revolving Credit Facility. As no draws have been made against the 2020 Revolving Credit Facility, these deferred financing costs are presented within other assets, and will be amortized using the straight-line method over the life of the 2020 Revolving Credit Facility.

d.

Represents a $108.4 million net adjustment to short term and long-term debt, consisting of new net borrowings of $205.4 million under the 2020 Term Loan Facility offset by the repayment of $97.0 million of the carrying value of the 2019 Credit Facilities. The 2020 Term Loan Facility is presented net of new deferred financing costs of $4.3 million and $0.3 million of unamortized deferred financing costs on the 2019 Credit Facilities, which have been accounted for as a debt modification. The deferred finance costs will be amortized using the effective interest method over the life of the 2020 Term Loan Facility. As described under “Use of Funds” and further described in Note 3a, certain proceeds from the offering are expected to be used to repay a portion of outstanding borrowings under the 2020 Credit Facilities.

e.

Represents the total adjustment to accumulated deficit as a result of the $114.8 million distribution to existing equity holders of QL Holdings LLC, a $2.5 million loss on extinguishment of the 2019 Credit Facilities representing the difference between the carrying amount of debt and the proceeds used to repay the debt, prepayment penalty and accrued interest and other expense incurred in obtaining the 2020 Credit Facilities. Certain unamortized deferred financing costs of $0.3 million on the 2019 Credit Facilities have been accounted for as a debt modification and will continue to be amortized over the life of the 2020 Term Loan Facility. The loss on extinguishment is not recorded within the unaudited pro forma consolidated statement of operations as this represents a one-time adjustment.

2.	Offering reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability company agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives and Insignia will hold 100% of the Class B-1 units. As a result, Intermediate Holdco acquires and controls QL Holdings LLC and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. The Company, in turn, will hold 100% of the equity interests in Intermediate Holdco and consolidate both Intermediate Holdco and QL Holdings LLC and its subsidiaries.

The consolidation of QL Holdings LLC and its subsidiaries by Intermediate Holdco will be accounted for as an acquisition and the estimated purchase price of $1.3 billion has been allocated to the net assets of QL Holdings LLC. The estimated purchase price is inclusive of $66.8 million attributable to pre-combination service for the portion of awards replaced by the Company on behalf of Intermediate Holdco in the business combination and the estimated liability to Insignia and the Senior Executives recorded in connection with the tax receivables agreement (as described in greater detail under “The reorganization of our corporate structure – tax receivables agreement”). This liability is treated as contingent consideration for accounting purposes. Estimated amounts payable under the tax receivables agreement are classified as other current and long-term liabilities in the unaudited pro forma consolidated balance sheet and recognized at the estimated fair value of $0.7 million and $16.3 million, respectively. At future reporting dates, the contingent consideration liability will be remeasured to fair value, and any changes in fair value will be recognized in the Company’s statement of operations within general and administrative expense.

a.

The pro forma purchase price allocation has been developed based on preliminary estimates of fair value using the historical consolidated financial statements of QL Holdings LLC as of June 30, 2020. In addition, the allocation of the purchase price to acquired tangible and intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third-party valuation advisers, after the completion of this offering. The estimated tangible and intangible asset values and their useful lives could be impacted by a variety of factors that may become known in the future. The residual amount of the purchase price after preliminary allocation to identifiable net assets represents goodwill.

Below is the preliminary purchase price allocation for this transaction:

Amount (in thousands)
Net tangible assets and working capital	$21,443
Deferred tax assets	18,284
Identifiable intangible assets	476,600
Goodwill	985,080
Debt	(210,000)
Contingent consideration	(17,050)

Net assets acquired before non-controlling interests	$1,274,357
Non-controlling interests	(729,824)

Net assets acquired	$544,533

Specific pro forma adjustments recorded include the following:

i.

The adjustments to goodwill and intangible assets represent the net amounts for goodwill and other intangible assets that will be recognized from the preliminary purchase price allocation as a result of the transaction. The preliminary estimate of goodwill that will be recognized in connection with the transaction is $1.0 billion. The preliminary estimated value of other intangible assets is $476.6 million. These intangible assets will be amortized over their estimated useful lives based on methods that approximate the pattern in which economic benefits are expected to be realized. Adjustments are also recorded to eliminate historical deferred rent related to operating leases of $0.4 million and historical deferred debt issuance costs of $4.8 million as of the acquisition date.

A 10% change in the allocation to identifiable intangible assets would cause a corresponding increase or decrease to goodwill of approximately $41.1 million at the acquisition date and a corresponding increase or decrease to amortization expense of $4.4 million and $8.9 million for the six months ended June 30, 2020 and the year ended December 31, 2019, respectively, assuming amortization methods that approximate the pattern in which economic benefits are expected to be realized.

	Fair value (in thousands)	Useful life (in months)	Valuation method
Customer relationships	$297,090	144	Excess earnings approach
Developed technology	35,630	72	Cost approach
Supply partner relationships	95,940	48	With and without approach
Trade name/trademarks	47,940	84	Relief from royalty approach

Total	$476,600

ii.	Reflects an adjustment to deferred tax liabilities for the following:

(a)	Recording a $11.4 million increase in deferred tax liabilities for intangibles recorded as part of the business combination for which there is no corresponding tax basis step-up; and

(b)

Recording a $29.7 million increase in deferred tax assets for the estimated tax effect of the increase in tax basis from adjustment 3b below. A liability to tax receivables agreement parties under the tax receivable agreement has been recorded for 85% of the estimated tax effect of the increase in tax basis. The remaining 15% of the estimated tax effect of the increase in tax basis is included within goodwill as part of the business combination accounting.

iii.

Previous equity interests held by the Legacy Profits Interest Holders, the Senior Executives, and Insignia, including the redeemable Class A units, are converted into Class B-1 units in QL Holdings LLC held by the same parties and are reflected as non-controlling interest on the unaudited pro forma consolidated balance sheet.

iv.

Reflects incremental compensation expense of $25.7 million attributable to post-combination service for the portion of vested awards replaced by the Company on behalf of Intermediate Holdco in the business combination, determined as the excess of the fair value of the replacement award over the fair value of the acquiree award. This expense is not recorded within the unaudited pro forma consolidated statement of operations as this represents a one-time adjustment.

b.

Represents the introduction of Intermediate Holdco as the accounting acquirer of QL Holdings LLC, and the contribution of $0.7 million of income tax receivables presented in other assets, and $2.4 million of other liabilities, $29.6 million in deferred tax liabilities, with a corresponded amount offset to accumulated deficit of $31.2 million to the combined entity. Pursuant to Section 8(b) of the Contribution Agreement, White Mountains is responsible for any pre-closing tax liabilities incurred by Intermediate Holdco and has agreed to indemnify any historical tax uncertainties. This is further adjusted for a $2.2 million increase in other current liabilities and a net $23.3 million decrease in deferred tax assets for losses utilized to offset tax gains resulting from the offering reorganization and debt financing. Other long-term liabilities are also adjusted for the impact of the non-tax liability due to White Mountains of $9.3 million under the tax receivables agreement for 85% of the estimated tax effect of the utilization of the net operating losses of Intermediate Holdco.

c.

Reflects the contribution of all of the outstanding capital stock of Intermediate Holdco to the Company in exchange for shares of the Company’s Class A common stock, such that Intermediate Holdco becomes a wholly owned subsidiary of the Company.

d.	Reflects the contribution of 1,892,766 Class B-1 units held by the Legacy Profit Interest Holders in exchange for an equivalent number of Class A common stock of the Company.

e.

Reflects the contribution of $244 thousand of cash by the Senior Executives and Insignia to the Company in exchange for 24,446,127 of voting, non-economic Class B common stock in the Company equal to the number of Class B-1 units owned in QL Holdings LLC.

3.	Offering Adjustments

a.

Reflects proceeds of $157.0 million from this offering through the issuance of 8,262,933 shares of Class A common stock at an assumed initial public offering price of $19.00 per common share (the midpoint of the price range set forth on the cover page of this prospectus), net of estimated underwriting discounts and commissions of $11.0 million, with a corresponding increase to equity.

b.

Reflects the purchase of the remaining Class B-1 units of QL Holdings LLC held by the Legacy Profits Interest Holders and a portion of the Class B-1 units of QL Holdings LLC held by the Senior Executives and Insignia using proceeds of $114.2 million from this offering contributed to Intermediate Holdco.

c.	Reflects net proceeds from this offering used to repay $30.0 million of the outstanding borrowings under the 2020 Credit Facilities.

d.

Reflects the deduction of offering expenses of $9.7 million against the net proceeds received by the Company in this offering. At June 30, 2020, none of the offering expenses had been incurred and deferred.

e.

Reflects an accrual for $1.4 million of other expenses incurred incidentally in connection with the offering. These other expenses are not recorded within the unaudited pro forma consolidated statement of operations as this represents a one-time adjustment.

The following table reflects the number of shares of the Company’s Class A common stock outstanding after giving pro forma effect to the offering reorganization and as further adjusted for this offering:

			Less: Class B participation threshold	MediaAlpha, Inc. pro forma for offering reorganization and as further adjusted for this offering
	Pre-offering	44:1	converts to	Class A	Class B	Total
	reorganization	exchange	shares	shares	shares	shares
Effect of offering reorganization
Class A Units (exchanged for Class A common stock)	548,684	44		24,142,096	—	24,142,096
Class A Units (exchanged for Class B common stock)	588,158	44		—	25,878,952	25,878,952
Class B Units (exchanged for Class A common stock)	54,954	44	(525,210)	1,892,766	—	1,892,766
Class B Units (exchanged for Class B common stock)	122,346	44	(803,116)	—	4,580,108	4,580,108

Pro forma shares of Class A common stock and Class B common stock outstanding	1,314,142		(1,328,326)	26,034,862	30,459,060	56,493,922
Class A common shares offered hereby				8,262,933	—	8,262,933
Class B common shares redeemed				—	(6,012,933)	(6,012,933)

Pro forma for offering reorganization and as further adjusted for this offering				34,297,795	24,446,127	58,743,922

Unaudited pro forma consolidated statement of operations—Six months ended June 30, 2020

A.

Represents the historical consolidated financial information of QL Holdings LLC and its subsidiaries, the predecessor for financial reporting purposes, as derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

1.	Debt financing adjustments

In September 2020, QuoteLab, LLC entered into the 2020 Credit Agreement and used the funds from the 2020 Term Loan Facility to repay the 2019 Credit Facilities and to fund a distribution to existing equity holders of QL Holdings LLC. The pro forma adjustments related to the debt financing are as follows:

a.

Adjustments have been included to record net interest expense on the $210 million in funds drawn under the 2020 Credit Agreement, net of the $97.0 million repayment of the 2019 Credit Facilities and deferred offering costs of $4.6 million. The assumed pro forma effective interest rate on the borrowings under the 2020 Credit Agreement is 5.2%. A sensitivity analysis on the interest expense has been performed to assess the effect that a hypothetical 0.125 percentage point change in interest rates would have on the 2020 Credit Facilities. A 0.125 percentage point change in interest rates would cause a corresponding increase or decrease to interest expense of approximately $0.1 million for the six months ended June 30, 2020.

Amount (in thousands)
Reversal of historical interest expense	$(3,250)
Interest expense related to the 2020 Term Loan Facility	5,048

Net incremental interest expense	$1,798

2.	Offering reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability company agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives, and Insignia will hold 100% of the Class B-1 units. As a result, Intermediate Holdco will control QL Holdings LLC, and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. As a result, the unaudited pro forma consolidated statement of operations reflects the operations of the Company as though the entities were consolidated during the six months ended June 30, 2020.

a.

Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of 12 years for the customer relationship intangibles, with an estimated value of $297.1 million; 6 years for the developed technology, with an estimated value of $35.6 million; 4 years for supply partner relationships, with an estimated value of $95.9 million; and 7 years for the trade name/trademarks, with an estimated value of $47.9 million, based on a straight-line method for developed technology and an accelerated amortization method for the remaining identifiable intangible assets to approximate the pattern in which economic benefits are expected to be realized. The incremental amortization expense recorded is $42.3 million, which has been allocated as a $19.2 million increase to cost of revenue, a $20.1 million increase to sales and marketing and a $3.0 million increase to product development in accordance with the Company’s amortization presentation policy. The following table presents the net incremental amortization expense for the six months ended June 30, 2020:

Amount (in thousands)
Reversal of historical intangible asset amortization	$(1,603)
Amortization of purchased identifiable intangible assets	43,859

Net incremental amortization expense	$42,256

b.

Reflects incremental compensation expense of $5.1 million attributable to post-combination service for the portion of unvested awards replaced by the Company on behalf of Intermediate Holdco in the business combination (determined as the excess of the fair value of the replacement award over the fair value of the acquiree award), and incremental compensation expense of $15.2 million attributable to 4,812,559 new restricted stock units granted by the Company with ratable vesting each quarter over three years. The incremental compensation expense has been reflected as a $0.5 million increase to cost of revenue, a $3.2 million increase to sales and marketing, a $2.3 million increase to product development and a $14.4 million increase to general and administrative expense.

c.

QL Holdings LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As a partnership, QL Holdings LLC is not subject to U.S. federal and certain state income taxes. Any taxable income or loss generated by QL Holdings LLC is passed through to and included in the taxable income or loss of its members, including the Company, on a pro rata basis. Following the offering reorganization, the Company will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any taxable income of QL Holdings LLC. As a result, the unaudited pro forma consolidated statement of operations reflect adjustments to income tax expense to reflect the Company’s 58.4% allocable share of the pro forma taxable loss generated by QL Holdings LLC at a blended statutory tax rate of 23.6% for the six months ended June 30, 2020.

d.

In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing shareholders of QL Holdings LLC. Such Class B-1 units represent 53.9% of all members’ units outstanding immediately following the offering reorganization and 41.6% following this offering.

3.	Offering Adjustments

a.	Represents the reduction to interest expense and associated tax expense as a result of the offering funds used to pay down $30.0 million in outstanding borrowings under the 2020 Credit Agreement.

b.

In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing shareholders of QL Holdings LLC. Such Class B-1 units represent 53.9% of all members’ units outstanding immediately following the offering reorganization and 41.6% following this offering.

c.

“The MediaAlpha, Inc. pro forma for offering and as adjusted for offering” calculation of pro forma basic net loss per share represents the Company’s pro forma net loss adjusted for the portion attributable to pro forma non-controlling interests divided by the weighted-average shares of Class A common stock outstanding after giving effect to the recapitalization of QL Holdings LLC; conversion of 1,892,766 Class B-1 Units as part of the offering reorganization; redemption of 6,012,933 Class B-1 Units from Legacy Profit Interest Holders, Senior Executives and Insignia; the inclusion of 8,262,933 Class A common stock assumed to be sold in the offering for which the proceeds are used to repurchase Class B-1 units and repay outstanding borrowings under the 2020 Credit Facilities; and the issuance of 4,812,559 restricted Class A common stock by the Company.

As part of the reorganization, profit interests held by Senior Executives and other Legacy Profit Interest Holders were recapitalized to Class B-1 units. Unvested profit interests that were recapitalized remained subject to vesting as Class B-1 units. Interests held by the Founders and Insignia were recapitalized to fully vested Class B-1 units, and interests held by White Mountains were exchanged for Class A-1 units. Subsequently, the Class B-1 units held by the Legacy Profit Interest Holders were exchanged for restricted Class A common stock in the Company subject to the same original vesting conditions. The Senior Executives and Insignia received non-voting Class B common stock in the Company equal to the number of Class B-1 units retained.

The vested Class B-1 units constitute non-controlling interest and are outstanding for pro forma basic and diluted net loss per share. Shares of Class B common stock represent non-economic interests and do not share in the Company’s earnings or losses and are therefore not included in the weighted average shares outstanding or net loss per share.

In the calculation of pro forma diluted net loss per share, the Company applied the if-converted method to the vested Class B-1 units. Potential common shares were calculated by assuming the Class B-1 units were exchanged for Class A common stock as of the beginning of the period or the date of grant, if later, and weighted for the portion of the period they were outstanding. A numerator adjustment was calculated to re-allocate net loss attributable to non-controlling interests to the Company which also considered the resulting tax impact. The combined impact of the numerator and denominator adjustment were dilutive to pro forma net loss per share. The Company excluded all unvested awards from the calculation as they were anti-dilutive to pro forma net loss per share.

Amount
(in thousands, except share and per share data)
Numerator:
Pro forma consolidated net loss	$(37,926)
Pro forma consolidated net loss attributable to non-controlling interest	(18,303)

Pro forma consolidated net loss attributable to Class A common stockholders – basic	(19,623)
Add: pro forma consolidated net loss attributable to non-controlling interest, including tax impact
Pro forma consolidated net loss attributable to Class A common stockholders – diluted
Denominator:
Weighted average Class A common stock outstanding – basic	36,914,220
Add: Dilutive impact for assumed exchange of non-controlling interest for Class A common stock
Weighted average Class A common stock outstanding – diluted
Pro forma basic net loss per share	$(0.53)
Pro forma diluted net loss per share	$

Unaudited pro forma consolidated statement of operations—Year ended December 31, 2019

A.

Represents the historical consolidated financial information of QL Holdings LLC and its subsidiaries, the predecessor for financial reporting purposes, as derived from the audited consolidated financial statements included elsewhere in this prospectus. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

1.	Debt financing adjustments

In September 2020, QuoteLab, LLC entered into the 2020 Credit Agreement and used the funds from the 2020 Term Loan Facility to repay the 2019 Credit Facilities and to fund a distribution to existing equity holders of QL Holdings LLC. The pro forma adjustments related to the debt financing are as follows:

a.

Adjustments have been included to record net interest expense on the $210 million in funds drawn under the 2020 Credit Agreement, net of the $97.0 million repayment of the 2019 Credit Facilities and deferred offering costs of $4.6 million. The assumed pro forma effective interest rate on the borrowings under the 2020 Credit Agreement is 5.2%. A sensitivity analysis on the interest expense has been performed to assess the effect that a hypothetical 0.125 percentage point change in interest rates would have on the 2020 Credit Facilities. A 0.125 percentage point change in interest rates would cause a corresponding increase or decrease to interest expense of approximately $0.3 million for the year ended December 31, 2019.

Amount (in thousands)
Reversal of historical interest expense	$(7,021)

Interest expense related to the 2020 Term Loan Facility	10,518

Net incremental interest expense	$3,497

2.	Offering reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives, and Insignia will hold 100% of the Class B-1 units. As a result, Intermediate Holdco will control QL Holdings LLC, and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. As a result, the pro forma consolidated statement of operations reflects the operations of the Company as though the entities were consolidated during the year ended December 31, 2019.

a.

Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expenses was calculated using estimated lives of 12 years for the customer relationship intangibles, with an estimated value of $297.1 million; 6 years for the developed technology, with an estimated value of $35.6 million; 4 years for supply partner relationships, with an estimated value of $95.9 million; and 7 years for the trade name/trademarks, with an estimated value of $47.9million, based on a straight-line method for developed technology and an accelerated amortization method for the remaining identifiable intangible assets to approximate the pattern in which economic benefits are expected to be realized. The incremental amortization expense recorded is $83.6 million, which has been allocated as a $39.6 million increase to cost of revenue, a $39.5 million increase to sales and marketing and a $4.5 million increase to product development in accordance with the Company’s amortization presentation policy. The following table presents the net incremental amortization expense for the year ended December 31, 2019:

Amount (in thousands)
Reversal of historical intangible asset amortization	$(5,381)
Amortization of purchased identifiable intangible assets	88,953

Net incremental amortization expense	$83,572

b.

Reflects incremental compensation expense of $10.6 million attributable to post-combination service for the portion of unvested awards replaced by the Company on behalf of Intermediate Holdco in the business combination (determined as the excess of the fair value of the replacement award over the fair value of the acquiree award), and incremental compensation expense of $30.5 million attributable to 4,812,559 new restricted stock units granted by the Company with ratable vesting each quarter over three years. The incremental compensation expense has been reflected as a $1.0 million increase to cost of revenue, a $6.7 million increase to sales and marketing, a $4.6 million increase to product development and a $28.8 million increase to general and administrative expense.

c.

QL Holdings LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As a partnership, QL Holdings LLC is not subject to U.S. federal and certain state income taxes. Any taxable income or loss generated by QL Holdings LLC is passed through to and included in the taxable income or loss of its members, including the Company, on a pro rata basis. Following the offering reorganization, the Company will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any taxable income of QL Holdings LLC. As a result, the unaudited pro forma consolidated statement of operations reflect adjustments to income tax expense to reflect the Company’s 58.4% allocable share of the pro forma taxable loss generated by QL Holdings LLC at a blended statutory tax rate of 24.2% for the year ended December 31, 2019.

d.

In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing shareholders of QL Holdings LLC. Such Class B-1 units represent 53.9% of all members’ units outstanding immediately following the offering reorganization and 41.6% following this offering.

3.	Offering Adjustments

a.	Represents the reduction to interest expense and associated tax expense as a result of the offering funds used to pay down $30.0 million in outstanding borrowings under the 2020 Credit Agreement.

b.

In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing shareholders of QL Holdings LLC. Such Class B-1 units represent 53.9% of all members’ units outstanding immediately following the offering reorganization and 41.6% following this offering.

c.

“The MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering” calculation of pro forma basic net loss per share represents the Company’s pro forma net loss adjusted for the portion attributable to pro forma non-controlling interests divided by the weighted-average shares of Class A common stock outstanding after giving effect to the recapitalization of QL Holdings LLC; conversion of 1,892,766 Class B-1 Units as part of the offering reorganization; redemption of 6,012,933 Class B-1 Units from Legacy Profit Interest Holders, Senior Executives and Insignia; and the inclusion of 8,262,933 Class A common stock assumed to be sold in the offering for which the proceeds are used to repurchase Class B-1 units and repay outstanding borrowings under the 2020 Credit Facilities; and the 4,812,559 issuance of restricted Class A common stock by the Company.

As part of the reorganization, profit interests held by Senior Executives and other Legacy Profit Interest Holders were recapitalized to Class B-1 units. Unvested profit interests that were recapitalized remained subject to vesting as Class B-1 units. Interests held by the Founders and Insignia were recapitalized to fully vested Class B-1 units, and interests held by White Mountains were exchanged for Class A-1 units. Subsequently, the Class B-1 units held by the Legacy Profit Interest Holders were exchanged for restricted Class A common stock in the Company subject to the same original vesting conditions. The Senior Executives and Insignia received non-voting Class B common stock in the Company equal to the number of Class B-1 units retained.

The vested Class B-1 units constitute non-controlling interest and are outstanding for pro forma basic and diluted net loss per share. Shares of Class B common stock represent non-economic interests and do not share in the Company’s earnings or losses and are therefore not included in the weighted average shares outstanding or net loss per share.

In the calculation of pro forma diluted net loss per share, the Company applied the if-converted method to the vested Class B-1 units. Potential common shares were calculated by assuming the Class B-1 units were exchanged for Class A common stock as of the beginning of the period or the date of grant, if later, and weighted for the portion of the period they were outstanding. A numerator adjustment was calculated to re-allocate net loss attributable to non-controlling interests to the Company which also considered the resulting tax impact. The combined impact of the numerator and denominator adjustment were dilutive to pro forma net loss per share. The Company excluded all unvested awards from the calculation as they were anti-dilutive to pro forma net loss per share.

Amount
(in thousands, except share and per share data)
Numerator:
Pro forma consolidated net loss	$(92,313)
Pro forma consolidated net loss attributable to non-controlling interest	(44,729)

Pro forma consolidated net loss attributable to Class A common stockholders – basic	(47,584)
Add: pro forma consolidated net loss attributable to non-controlling interest, including tax impact
Pro forma consolidated net loss attributable to Class A common stockholders – diluted
Denominator:
Weighted average Class A common stock outstanding – basic	34,891,391
Add: Dilutive impact for assumed exchange of non-controlling interest for Class A common stock
Weighted average Class A common stock outstanding – diluted
Pro forma basic net loss per share	$(1.36)
Pro forma diluted net loss per share	$